


03024788


SEC MAIL PROCESSING
RECEIVED
JUL 22 2003
WASH. D.C. 155 SECTION

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

14 July 2003

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public in May and June 2003.

Yours faithfully

E. Palmer

pp S C Hornbuckle
Assistant Secretary
Kidde plc

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

dlw 7/24

Registered office:
Mathisen Way Colnbrook



Press Release



RECEIVED
JUL 2 2 2003

9 June 2003

Acquisition of Briton Fire

Kidde plc, the global fire and safety group, today announces the acquisition of The Briton Fire Company Limited, a leading UK supplier of portable fire extinguishers and fire protection equipment and services.

The total consideration is £4.7m on a debt free and cash free basis.

Briton Fire's headquarters and main branch is in Wymondham, Norfolk. Along with its branches in Bristol, Rochester, Ossett and Falkirk, Briton Fire provides a broad range of fire protection products and services to commercial and industrial customers. Approximately 65% of income is service related and the company employs 135 people. Sales in the year ended 30 April 2002 were £7.2m and operating profit was £353,000. The net assets at that date were £1.0m.

The acquisition of Briton Fire complements the branch network established after the acquisition of FPS in 2001 and gives Kidde a wider coverage across the UK, through which to sell its range of industrial and commercial fire safety products and services.

Briton Fire will be integrated into Kidde's existing UK businesses.

Commenting on the acquisition, Michael Harper, Kidde chief executive, said:

"The acquisition of Briton Fire confirms our commitment to build a strong UK services business and is an excellent fit with our existing business. This acquisition will benefit our customers as our ability to provide fire protection services on a national basis has been greatly enhanced"

Enquiries:

Kidde plc **+44 (0)1753 689848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director

Finsbury Group **+44 (0)20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: London Stock Exchange RNS

AVS No:

1.	Name of company Kidde plc	
2.	Name of scheme Savings Related Share Option Scheme, Executive Share Option Scheme and 2001 Stock Purchase Plan.	
3.	Period of return: From 17 April 2003 to 2 June 2003	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	17,891,798 ordinary shares of 10p each (includes correction to 16 April 2003 balance)
5.	Number of shares issued/allotted under scheme during period:	119,204 ordinary shares of 10p each
6.	Balance under scheme not yet issued/allotted at end of period	17,772,594 ordinary shares of 10p each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	20,000,000 ordinary shares of 10p each on 4 June 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

830,762,139 ordinary shares of 10p each

Contact for queries:

Address: Kidde plc, Mathisen Way, Colnbrook, Slough SL3 0HB

Name: Steve Hornbuckle

Telephone: 01753 766243

Person making return

Name: Steve Hornbuckle

Position: Assistant Secretary

Signature:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANKERS TRUST COMPANY	3,317,600
BANK OF NEW YORK	22,191,923
CHASE NOMINEES LTD	84,213,832
CITIBANK NA	293,420
CLYDESDALE BANK PLC	7,680,291
DEUTSCHE BANK AG	71,638
MELLON BANK NA	558,428
NORTHERN TRUST COMPANY	6,211,542
ROYAL TRUST CORPORATION OF CANADA	5,498,182
STATE STREET BANK & TRUST COMPANY	10,339,124
	140,375,980

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

16 June 2003

12) Total holding following this notification
140,375,890

13) Total percentage holding of issued class following this notification

16.9042%

14) Any additional information

-

15) Name of contact and telephone number for queries

Steve Hornbuckle, Assistant Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle

Date of notification 17 June 2003